Exhibit 99.5

PRESS RELEASE

TEMBEC REPORTS FINANCIAL RESULTS FOR ITS THIRD QUARTER ENDED JUNE 29, 2013

Montreal, Quebec, August 1, 2013: Consolidated sales for the three-month period ended June 29, 2013, were $399 million, as compared to $415 million in the same quarter a year ago. The Company generated a net loss of $4 million or $0.04 per share in the June 2013 quarter compared to a net loss of $5 million or $0.05 per share in the June 2012 quarter. Operating earnings before depreciation, amortization and other items (adjusted EBITDA) was $30 million for the three-month period ended June 29, 2013, as compared to adjusted EBITDA of $27 million a year ago and adjusted EBITDA of $24 million in the prior quarter.

Business Segment Results

The Specialty Cellulose Pulp segment generated adjusted EBITDA of $19 million on sales of $120 million for the quarter ended June 29, 2013, compared to adjusted EBITDA of $14 million on sales of $120 million in the prior quarter. Demand for specialty grades was flat while US and euro prices were relatively unchanged quarter-over-quarter. However, with the Canadian dollar weakening by 1.4% versus the US dollar, Canadian dollar equivalent pricing increased by $9 per tonne. While viscose grade pricing improved, this market remains oversupplied and prices remain relatively low. Overall, pricing was favourable, improving adjusted EBITDA by $1 million. Mill manufacturing costs were unchanged quarter-over-quarter. The current quarter cost of sales was reduced by $1 million due to a favourable net realizable value increase on the carrying values of viscose grade finished goods inventories. This is the opposite of the prior quarter when cost of sales had absorbed a charge of $1 million related to the net realizable value of viscose grade inventories. Higher profitability in Chemicals increased adjusted EBITDA by $1 million.

The Forest Products segment generated adjusted EBITDA of $7 million on sales of $110 million for the quarter ended June 29, 2013, compared to adjusted EBITDA of $7 million on sales of $104 million in the prior quarter. Sales increased by $6 million due to higher lumber shipments. Market conditions were strong at the beginning of the quarter, but declined in May and June. US $ reference prices for random lumber decreased by US $48 per mbf while stud lumber increased by US $12 per mbf. This is a seasonally stronger period for stud lumber as the impact of the housing construction season is more pronounced on this grade of lumber. Currency was favourable as the Canadian dollar weakened versus the US dollar. The net effect decreased sales and adjusted EBITDA by $1 million or $4 per mbf. Lumber shipments were equal to 83% of capacity versus 76% in the prior quarter. Sawmill costs decreased by $2 million. The summer months are seasonally higher productivity and lower cost periods.

The Paper Pulp segment generated adjusted EBITDA of $3 million on sales of $106 million for the quarter ended June 2013, compared to adjusted EBITDA of $4 million on sales of $122 million in the prior quarter. The $16 million decrease in sales was due to lower shipments of Northern Bleached Softwood Kraft (NBSK) pulp, partially offset by higher shipments of high-yield pulp. In May 2013, the Company completed the sale of its remaining NBSK mill located in Skookumchuck, BC. During the most recent quarter, the mill generated sales of $23 million and adjusted EBITDA of $3 million. In the prior quarter, the mill had generated sales of $50 million and adjusted EBITDA of $6 million. Market conditions for paper pulp remained relatively weak although demand was stable. The benchmark price (delivered China) for NBSK increased by US $22 per tonne while reference prices for bleached eucalyptus kraft (BEK) increased by US $28 per tonne. Currency was also positive as the Canadian dollar weakened versus the US dollar. Overall, average paper pulp prices increased by $29 per tonne, improving adjusted EBITDA by $5 million. Paper pulp shipments were equal to 98% of capacity, unchanged from the prior quarter. Manufacturing costs increased by $3 million, primarily for energy at the NBSK mill and chemicals at the two high-yield pulp mills. Adjusted EBITDA was also negatively impacted by $4 million due to a volume variance associated with lower shipments of NBSK pulp.

The Paper segment generated adjusted EBITDA of $6 million on sales of $86 million for the quarter ended June 2013, compared to adjusted EBITDA of $5 million on sales of $87 million in the prior quarter. Lower newsprint shipments led to the $1 million decrease in sales. In terms of markets, coated bleached board improved slightly. The newsprint market weakened due to continued lower North American demand combined with the restart of previously idled capacity. The US $ reference prices for coated bleached board increased by US $33 per short ton while the US $ reference price for newsprint declined by US $8 per tonne. The weaker Canadian dollar was a positive. The net effect was a small increase in average coated bleached board price, increasing adjusted EBITDA by $1 million. Coated bleached board shipments were equal to 102% of capacity as compared to 97% in the prior quarter. The shipment to capacity percentage for newsprint was 91%, compared to 99% in the prior quarter. Manufacturing costs were relatively unchanged quarter-over-quarter with lower energy costs offset by higher fiber and freight costs.

Outlook

Overall, the June 2013 quarterly results were in line with expectations. The sharp decline in lumber prices was offset by a weaker than forecast Canadian dollar. While the Company had anticipated a price correction in lumber, the US $100 per thousand board feet decline between April and June was larger than expected. The very high prices in March and April led to increased supply at a time when none was required. Pricing has recently stabilized and some modest improvement is expected in the coming quarters, supported by a continued gradual recovery in United States new home construction. Specialty Cellulose Pulp segment results continue to be negatively impacted by a relatively high percentage of viscose grade shipments. While pricing for specialty grades remained stable, demand has been softer than anticipated. We continue to assess the market with our customers and are adjusting our production plans accordingly. We anticipate that it will be one or two quarters before we see an increase in demand for specialty grades. Market conditions for viscose grade pulp remained weak. The latter market is currently under pressure as new capacity is exceeding demand growth. The Company will continue to maintain a relatively modest exposure of 30,000 to 40,000 tonnes per year to the viscose market. The Paper Pulp segment had positive results, but the market remains relatively soft with no clear direction. While we have seen the implementation of small increment price increases, we expect new capacity will cause this market to remain challenging. Paper segment results were unchanged despite declining newsprint prices. Recently restarted newsprint capacity combined with continued declining North American demand have had a predictable effect on prices. The Company continues with its capital expenditure program, with a strong emphasis on its two specialty cellulose mills. The cornerstone of the program is the high-pressure boiler and turbine currently under construction at the Temiscaming, Quebec, site. The project will materially improve the mill’s cost structure and margins. A total of $113 million has been spent on the Temiscaming specialty cellulose project to the end of the June 2013 quarter. During the quarter, the Company closed the sale of the Skookumchuck, BC, NBSK pulp mill for cash proceeds of $97 million. This represents a milestone in the ongoing transformation plan as the Company no longer owns or operates a chemical grade paper pulp facility.

Tembec is a manufacturer of forest products – lumber, pulp, paper and specialty cellulose – and a global leader in sustainable forest management practices. Principal operations are in Canada and France. With annual sales of approximately $2 billion, Tembec has 3,700 employees and is listed on the TSX (TMB). The full quarterly report, including the interim Management Discussion and Analysis, the interim financial statements and the accompanying notes for the quarter ended June 29, 2013, can be obtained on Tembec’s website at www.tembec.com or on SEDAR at www.sedar.com.

This press release includes “forward-looking statements” within the meaning of securities laws. Such statements relate, without limitation, to the Company’s or management’s objectives, projections, estimates, expectations or predictions of the future and can be identified by words such as “may”, “will”, “could”, “anticipate”, “estimate”, “expect” and “project”, the negative or variations thereof, and expressions of similar nature. Forward-looking statements are based on certain assumptions and analyses made by the Company in light of its experience, information available to it and its perception of future developments. Such statements are subject to a number of risks and uncertainties, including, but not limited to, changes in foreign exchange rates, product selling prices, raw material and operating costs and other factors identified in the Company’s periodic filings with securities regulatory authorities. Many of these risks are beyond the control of the Company and, therefore, may cause actual actions or results to materially differ from those expressed or implied herein. The forward-looking statements contained herein reflect the Company’s expectations as of the date hereof and are subject to change after such date. The Company disclaims any intention to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, unless required by applicable securities legislation.

Investor Contact:	Michel J. Dumas
Executive Vice President, Finance and CFO
Tel: 819 627-4268
E-mail: michel.dumas@tembec.com

Media Contact:	Linda Coates
Vice President, Human Resources and Corporate Affairs
Tel.: 416 775-2819
E-mail: linda.coates@tembec.com